Exhibit 23.4


                              ACCOUNTANTS' CONSENT


     The Board of Directors
     Davidson & Associates, Inc.


     We consent to the incorporation by reference in the registration statement on
     Form S-3 of CUC International Inc. of our report dated February 21, 1996, with respect to the consolidated balance sheets of Davidson & Associates, Inc. and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of earning, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995, which report appears in the Form 8-K of CUC International Inc. dated July 24, 1996, filed with the Commission on September 17, 1996, and to the reference to our firm under the heading "Experts" in the prospectus.


                                        KPMG Peat Marwick LLP

     Long Beach, California
     March 5, 1997